UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                       to

Commission File Number: 1-5353

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teleflex Incorporated Voluntary Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

Teleflex Incorporated
Voluntary Investment Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 2003 and 2002

Page No.
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE
Schedule of Assets Held for Investment	9
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Independent Auditors’ Report

To the Participants and Administrator
Teleflex Incorporated
Voluntary Investment Plan
Limerick, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Teleflex Incorporated Voluntary Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and the six months ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex Incorporated Voluntary Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year and six months then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

August 27, 2004

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS
Cash	$76,547	$—
Investments, at fair value	166,212,168	134,076,786
Receivables
Employer	308,955	273,402
Employee	938,093	879,525

	1,247,048	1,152,927

TOTAL ASSETS	167,535,763	135,229,713
LIABILITIES
Due to broker for securities purchased	—	73,337

NET ASSETS AVAILABLE FOR BENEFITS	$167,535,763	$135,156,376

See accompanying notes.

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Year Ended December 31, 2003 and
Six Months Ended December 31, 2002

	2003	2002
ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$2,186,434	$1,130,852
Net appreciation (depreciation) in fair value of investments	21,515,665	(18,078,281)
Realized gain (loss) on sale of investments	558,781	(1,489,214)

	24,260,880	(18,436,643)
Contributions
Employer	3,735,216	1,675,446
Employee	19,480,834	5,964,199

	23,216,050	7,639,645
Other activity	2,283	(1,177)

TOTAL ADDITIONS	47,479,213	(10,798,175)
DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	14,870,173	5,900,534
Administrative fees	229,653	124,900

TOTAL DEDUCTIONS	15,099,826	6,025,434

NET INCREASE (DECREASE)	32,379,387	(16,823,609)
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD	135,156,376	151,979,985

END OF PERIOD	$167,535,763	$135,156,376

See accompanying notes.

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A	SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Valuation of Investments

Investments are valued at the quoted market price. Investments in the PNC Investment Contract are valued at their respective net asset trust values.

Revenue Recognition and Method of Accounting

All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Investment income is recorded as earned. Expenses are recorded as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

General Description of the Plan

A general description of the Teleflex Incorporated Voluntary Investment Plan follows. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was implemented effective July 1, 1985. Employees of Teleflex Incorporated (the “Company”) who have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

The Plan includes an employee stock ownership plan (“ESOP”) as defined in Internal Revenue Code Section 4975(e)7. The ESOP can be used exclusively to provide employer contributions that match participants’ Section 401(k) salary deferral contributions and, in certain instances, to provide discretionary employer contributions to the Plan.

Contributions

Participants may contribute between 2% and 30% of their compensation on a pre-tax basis (highly compensated employees may only contribute a maximum of 6%). The employer matching contribution and/or employer discretionary matching contribution varies by division. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer matching contribution and/or employer discretionary matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a 1-800 customer service center and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral contribution percent as often as his/her local payroll will allow.

Plan Loans

Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. Any outstanding loan(s) not repaid within 60 days from an employee’s date of termination, or within the first 12 months of an employee’s leave of absence (including long-term disability), is processed as a taxable distribution.

Vesting

Participants are always 100% vested in their own 401(k) salary deferral contributions. Participants are 100% vested in their employer matching contributions after one year of employment. Participants are 100% vested in their employer discretionary contributions after five years of employment.

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Payment of Benefits

The Plan provides that a participant may elect to withdraw 100% of his/her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his/her vested account balance in the event of total and permanent disability and the attainment of age 59 1/2. A participant may elect to withdraw his/her Rollover Account at any time.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company. The amount of unallocated forfeitures at December 31, 2003 and 2002, was $98,561 and $356,112, respectively.

Plan Termination

The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article VIII of the Plan document.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed PNC Bank, N.A. as trustee of the Plan effective July 1, 1994. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the PNC Investment Contract Fund (which is a collective investment fund) are charged to those participants with balances in that fund.

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 1, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS

The following presents investments at December 31, 2003 and 2002, that represent 5% or more of the Plan’s net assets:

	2003		2002
PNC Investment Contract Fund, 15,098,617 shares (2003) and 13,821,998 shares (2002)	$39,061,631		$34,408,482
Teleflex Incorporated Common Stock, 1,050,906 shares (2003) and 1,022,752 shares (2002)	50,790,295	*	43,865,824	*
Vanguard U.S. Growth Fund, 678,908 shares (2003) and 568,730 shares (2002)	10,292,250		6,858,887
Vanguard Wellington Fund, 524,201 shares (2003) and 449,244 shares (2002)	15,102,224		11,033,421
Vanguard Windsor Fund, 1,742,693 shares (2003) and 1,674,818 shares (2002)	28,336,190		20,097,821

*Includes nonparticipant-directed

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002
NET ASSETS
Common stock funds	$50,790,295	$43,865,824
Money market fund	214,747	217,451

	$51,005,042	$44,083,275

CHANGES IN NET ASSETS
Contributions	$5,115,824	$2,390,990
Interest and dividends	948,381	441,457
Net appreciation (depreciation) in fair value of investments	6,367,265	(13,542,828)
Realized loss on sale of investments	(413,623)	(965,155)
Benefits paid to participants	(3,683,646)	(1,609,567)
Other activity	(1,412,434)	(307,870)

	$6,921,767	$(13,592,973)

NOTE F	FISCAL YEAR CHANGE

Effective for the year beginning January 1, 2003, the Plan changed from a fiscal year end of June 30 to a calendar year end of December 31. A six-month fiscal transition period from July 1, 2002 through December 31, 2002, preceded the start of the calendar-year cycle.

NOTE G	PLAN AMENDMENT

The Plan was amended and restated during the Plan year ended December 31, 2003. These amendments have no significant effect on Plan benefits or the net assets of the Plan.

SUPPLEMENTAL SCHEDULE

TELEFLEX INCORPORATED
VOLUNTARY INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
Year Ended December 31, 2003

Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1147939, Plan 010

Shares	Description	Cost		Current Value
56,096	Bristol-Myers Squibb Stock	$	N/A	$1,604,337
312,645	BlackRock International Bond Fund		N/A	3,648,562
291,718	BlackRock Small Cap Growth Fund		N/A	4,078,220
262,810	Janus Adviser Worldwide Fund		N/A	6,935,557
15,098,617	PNC Investment Contract Fund		N/A	39,061,631
1,050,906	Teleflex Incorporated Common Stock		45,080,195	50,790,295
214,747	Teleflex Stock Liquidity Fund		214,747	214,747
678,908	Vanguard U.S. Growth Fund		N/A	10,292,250
524,201	Vanguard Wellington Fund		N/A	15,102,224
1,742,693	Vanguard Windsor Fund		N/A	28,336,190
6,316	Zimmer Holdings Incorporated Stock		N/A	444,621
	Participant loans, 4.25% to 14%		—	5,703,534

				$166,212,168

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 5, 2004	Teleflex Incorporated Voluntary Investment Plan
	By:	/s/ Terry R. Moulder
	Name:	Terry R. Moulder
	Title:	Member, Plan Administrative Committee

Teleflex Incorporated Voluntary Investment Plan
Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm